Exhibit 6

January 25, 2004

EMC International Inc.
C/O Greene, Radovsky, Maloney, and Share, LLP
Barristers and Solicitors,
Suite 4000, Four Embarcadero Center
San Francisco. CA 94111
Attention: Adam Siegman

Re: Maritek Corporation (the “Company”)

     Dear Sirs:

     I am pleased to submit this offer to EMC International Inc. (“Purchaser”) to sell you 1,200,000 common shares of the capital stock of the Company (the “Shares”), on the following terms.

     1.     The Purchaser will acquire the Shares for a purchase price of $0.60 per Share (the “Purchase Price”), upon the closing (“the Purchase Price”).

     2.     I understand that the Purchaser has deposited 40% of the Purchase Price as earnest money in trust with the law firm of Greene Radovsky Maloney & Share LLP in San Francisco, (“the Solicitors”) which amount shall either be delivered to me at closing or returned to the Purchaser if I fail to tender this offer executed with the share certificates endorsed for transfer on January 25, 2004. I further understand that the Purchaser may, after review of the Company and the closing documents described in Schedule (“A”) hereto executed and tendered in trust for closing, decide on January 25, 2004 not to proceed with the purchase of my Shares, in which case this offer shall be voidable at my option. If the Purchaser decides to proceed on January 25, 2004 the earnest money shall become a deposit against the purchase of the Shares and will be forfeit to me should the Purchaser fail to close. This offer may be accepted by fax.

     3.     I hereby warrant that: (a) I am the sole legal and beneficial owner of the Shares, no third party has any claims against any of the Shares, and am conveying good and marketable title thereto; (b) Maritek Bahamas Ltd. is a direct and wholly-owned subsidiary of the Company; and (c) Maritek Bahamas Ltd. holds all right, title and interest to those certain parcels of real property commonly known as the Diamond Crystal Salt Works on Long Island, Bahamas subject to an agreement with Peter Robert Hall made October 11, 2002.

     4.     The closing of the purchase will be on January 30, 2004 and will be contingent upon the acceptance of this offer on January 25, 2004, and the simultaneous tendering of the Closing Documents in trust, executed for delivery on closing.

     5.     Upon acceptance of this offer, the Purchaser and I confirm my agreement that I will not, prior to termination of this agreement: (a) enter into an agreement with any other party with respect to the sale or transfer of the Shares; or (b) take any further actions with respect to the sale of any assets of the Company or the issuance of additional shares of capital stock of the Company, without the written consent of the Purchaser which it can withhold in its sole and absolute discretion. I further represent and warrant that there are no existing letters of intent (other than with respect to this transaction), or other agreements to which I am bound.

Very truly yours,

By:

Name: Eddie Chiang

Certificate #	DU 7140	50,000 shares
	DU 7143 DU 7146 DU ????	200,000 shares 750,000 shares 200,000 shares
Total		1,200,000 shares

AGREED:

The 25 day of January 2004

EMC International Inc.

Geoffrey Fulton
Director